BB 3/9

[redacted]

13011266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 5 - 2013
Washington DC
400

SEC FILE NUMBER
8- 68690 -

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MBS Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4890 W Kennedy Blvd. Suite 288
(No. and Street)

Tampa	**Florida**	**33609-1869**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Bulleit **813-281-2700**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

13577 Feather Sound Dr. Suite 400	**Tampa**	**Florida**	**33762**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/14

OATH OR AFFIRMATION

I, ______Ed Bulleit_________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________MBS Capital Markets, LLC_______ as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

Notary Public

TAMMIE L. MURPHY
MY COMMISSION # EE 834798
EXPIRES: January 14, 2017
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBS CAPITAL MARKETS, LLC

Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2012
(With Report of Independent Registered Public Accounting Firm Thereon)

MBS CAPITAL MARKETS, LLC

INDEX

MHM®
Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 • 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accounting Firm

To the Members of
MBS Capital Markets, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of MBS Capital Markets, LLC (the Company) as of December 31, 2012, and the related statements of income and members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MBS Capital Markets, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

February 26, 2013
Clearwater, Florida

MBS CAPITAL MARKETS, LLC

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	2,449,666
Deposits with clearing agency		150,000
Accounts receivable		22,500
Other assets		10,179
Marketable securities, at fair value		185,773
	$	2,818,118

Liabilities and Members' Equity

Liabilities:		
Accounts payable	$	81,857
Other liabilities		33,764
Total liabilities		115,621
Members' equity		2,702,497
Total liabilities and members' equity	$	2,818,118

See accompanying report of independent registered public accounting firm and notes to financial statements.

MBS CAPITAL MARKETS, LLC

Statement of Income and Members' Equity

For the Year Ended December 31, 2012

Revenue:		
Placement	$	691,900
Advisory		184,801
Underwriting		1,018,205
Dissolution fee		401,640
Marketable securities gains		162,409
Other		29,499
		2,488,454
Expenses:		
Employee compensation and benefits		275,995
Other expenses		773,358
		1,049,353
Net income		1,439,101
Members' equity at beginning of year		2,206,396
Member Distributions		(1,138,000)
Member contributions		195,000
Members' equity at end of year	$	2,702,497

See accompanying report of independent registered public accounting firm and notes to financial statements.

MBS CAPITAL MARKETS, LLC

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net income	$	1,439,101
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Marketable securities gains		(162,409)
Decrease in operating assets:		
Accounts receivable		185,535
Other assets		8,361
Marketable securities, at fair value		768,251
Increase (decrease) in operating liabilities:		
Accounts payable		35,118
Other liabilities		(474,249)
Net cash provided by operating activities		1,799,708
Cash flows from financing activities - member distribution		(1,138,000)
Net increase in cash and cash equivalents		661,708
Cash and cash equivalent at beginning of year		1,787,958
Cash and cash equivalent at end of year	$	2,449,666
Supplemental disclosure - interest paid	$	3,935
Supplemental non-cash information:		
Related party advance converted to member's equity	$	195,000

(1) Nature of Business

MBS Capital Markets, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company in Florida in 2010 and is engaged to effect security transactions primarily in land secured municipal bonds.

(2) Summary of Significant Accounting Policies

(a) Revenue Recognition

The Company recognizes revenues in the period which the revenue is earned and services are rendered.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c) Accounts Receivable

Accounts receivable represents balances due for services completed that have yet to be paid. The Company estimates the allowance for doubtful accounts based upon a review of current collectability of existing receivables. No allowance for doubtful accounts was recorded at December 31, 2012 as management believes all receivables to be fully collectible.

(d) Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to its members in accordance with the operating agreement. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company has adopted Accounting Standards Codification Topic, *Income Taxes* ("ASC Topic 740"). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or results of operations as a result of the application of this standard as of and for the year ended December 31, 2012.

(e) Marketable Securities

Marketable securities are reported at fair value based on quoted market prices and have been classified as trading securities with realized and unrealized gains and losses included in net income. All transactions entered into are for the account of and risk of the Company and are recorded on a trade date basis.

(2) Summary of Significant Accounting Policies - Continued

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(3) Concentrations of Credit Risk and Major Customer Information

The Company maintains all of its cash and cash equivalents in a commercial depository account which is insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash deposits may exceed federally insured limits.

During 2012, approximately 41% and 28% of total revenue was generated by underwriting transactions and private placements, respectively. During 2012, approximately 35% of advisory revenue was generated by one customer, approximately 80% of placement revenue was generated by 3 customers and approximately 69% of underwriting revenue was generated by 2 customers. At December 31, 2012 100% of accounts receivable is due from one customer.

(4) Deposits with Clearing Agency

The Company entered into a fully disclosed clearing agreement with Pershing, LLC ("Pershing"). Pershing carries the proprietary accounts of the Company and the accounts of the Company's customers introduced to Pershing by the Company.

As of December 31, 2012, the Company had a cash deposit of $150,000 with Pershing, of which $100,000 was held by Pershing for potential unresolved Company claims, losses or expenses incurred by Pershing.

(5) Fair Value of Financial Instruments

The Company has adopted the provisions of Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

(5) Fair Value of Financial Instruments - Continued

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company held cash and cash equivalents of $2,449,666 and deposits with clearing agency of $150,000 at December 31, 2012, which were considered Level 1 assets. The Company held $185,773 of marketable securities which consisted of municipal bonds at December 31, 2012. The fair value of municipal bonds is estimated using recently executed transactions, broker quotations, and bond spread information. These bonds are considered level 2 assets.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

(6) Commitments and Contingencies

The Company has three operating leases for office space. Approximate future minimum lease payments required under these operating leases as of December 31, 2012 are as follows:

Year Ending December 31,		
2013	$	143,000
2014		142,000
2015		145,000

Expense incurred during the year ended December 31, 2012 related to these leases total approximately $119,000.

(7) Related Party Transactions

During 2012, the loan of $195,000 from a managing member was converted to equity capital.

Included in other liabilities in the statement of financial condition is approximately $3,000 due to members for reimbursement of expenses. Also, $0 in employee salary compensation expense for managing members is recorded in the statement of income and members' equity as none of the managing members received a salary for the year ended December 31, 2012.

Included in revenue for 2012 is $401,640 which represents related party income pertaining to a dissolution fee paid to the Company by MBS Securities Partnership. The managing members own the majority of MBS Management Company, which is the managing partner of MBS Securities Partnership.

(8) Indemnifications

In the normal course of business, the Company indemnifies and guarantees Pershing against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(9) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2012, the Company had net capital of $2,660,045 which exceeded the capital requirement of $100,000 by $2,560,045. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1 at December 31, 2012.

(10) Employee Benefit Plan

Effective October 1, 2012, the Company established the Trustees of MBS Capital Markets, LLC 401(k) Retirement and Savings Plan (the Plan) with A Securian Company, a division of Minnesota Life Insurance Company. Under the terms of the Plan, employees may contribute up to 100% of their compensation subject to IRS limitations. The Company matches at least 3% of Plan compensation and, at its discretion, may make additional contributions. The Company's safe harbor and member contributions to the Plan for the year ended December 31, 2012 were $30,000 and $60,000, respectively. Plan contributions are included in employee compensation and benefits in the statement of income and member's equity.

(11) Exemption Under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

(12) Subsequent Events

Effective January 1, 2013, Rhonda Mossing was accepted as a 5% minority member and a capital contribution of $83,000 was made.

The Company has evaluated events and transactions for potential recognition and disclosure through February 26, 2013, the date which the financial statements were issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of December 31, 2012

MBS CAPITAL MARKETS, LLC

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Computation of net capital:		
Members' equity	$	2,702,497
Less non-allowable assets:		
Accounts receivable		(22,500)
Other assets		(10,179)
Net capital before haircuts on securities positions		2,669,818
Haircuts on securities:		
Trading and investment securities		(9,773)
Net capital	$	2,660,045
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	115,621
Computation of basic net capital requirement:		
Minimum net capital required based on aggregate indebtedness	$	7,708
Minimum net capital required	$	100,000
Excess net capital	$	2,560,045
Ratio of aggregate indebtedness to net capital		0.04

A reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31, 2012 is not presented as there are no material differences.

MBS CAPITAL MARKETS, LLC

Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.

MHM ®

Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 • 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
MBS Capital Markets, LLC:

In planning and performing our audit of the financial statements of MBS Capital Markets, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 26, 2013
Clearwater, Florida

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 • 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of MBS Capital Markets, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by MBS Capital Markets, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc., and SIPC (collectively the specified parties), solely to assist you and the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for MBS Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check copies and bank records, noting no differences; and
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences; and
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger account balances relating to commission 12b1 fees, interest income, and commissions paid to other SIPC members, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 26, 2013
Clearwater, Florida

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068690 FINRA DEC
MBS CAPITAL MARKETS LLC 15*15
4890 W KENNEDY BLVD STE 288
TAMPA FL 33609-1869

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 6,119

B. Less payment made with SIPC-6 filed (exclude interest) (4,602)

7/25/2012
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,517

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,517

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $_______________

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MBS CAPITAL MARKETS, LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

(Continued)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,488,454
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	437
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	36,394
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): -	-
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,935	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	3,935
Total deductions	40,766
2d. SIPC Net Operating Revenues	$ 2,447,688
2e. General Assessment @ .0025	$ 6,119

See accompanying report of independent registered public accounting firm on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation.